eFuture Announces Results of Annual General Meeting of Shareholders

Beijing, China, December 11, 2009 – eFuture Information Technology Inc. (Nasdaq: EFUT) (“eFuture” or the “Company”), a leading provider of software and services in China’s retail and consumer goods industries, is pleased to announce the results of its 2009 Annual General Meeting of Shareholders (the “Meeting”) held on December 4, 2009, at which a quorum of 78.44% of the Company’s issued and outstanding shares were present in person or by proxy. All of the proposals submitted for shareholder approval at the Meeting were approved.

The voting results on the items submitted for shareholder approval were as follows:

Proposal 1:	The election of three Class I directors to serve until the annual meeting of shareholders in 2012 or until their successors are duly elected and qualified.

Director Name	For	Against	Abstain
Mr. Ming Zhu	2,621,631	—	15,947
Dr. Dong Cheng	2,621,631	—	15,947
Mr. Brian Lin	2,621,631	—	15,947

Proposal 2(A):	The approval of an increase in the number of members of the Company’s Board of Directors from seven persons to a range of between seven and eleven persons.

For	Against	Abstain
2,514,086	123,192	300

Proposal 2 (B):
The election of one Class II director to serve until the annual meeting of shareholders in 2010 or until his successor is duly elected and qualified, and the election of one Class III director to serve until the annual meeting of shareholders in 2011 or until his successor is duly elected and qualified.

Director Name	For	Against	Abstain
Weiquan Ren	2,574,615	—	62,963
Deliang Tong	2,548,443	—	89,135

Proposal 3:	The approval of the 2009 Share Incentive Plan.

For	Against	Abstain	Broker Non-Votes
1,287,065	23,966	21,236	1,305,311

Proposal 4:	The approval of the split of the Company’s shares at such time and on such terms as the Board of Directors may determine.

For	Against	Abstain
2,563,807	35,667	38,104

About eFuture Information Technology Inc.

eFuture Information Technology Inc. (NASDAQ: EFUT) is a leading provider of software and services in China’s rapidly growing retail and consumer goods industries. eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods (“FMCG”) industries. eFuture currently serves over 15 Fortune 500 companies, over 1000 retailers and over 5,000 suppliers operating in China. eFuture is one of IBM's premier business partners in Asia Pacific and is a strategic partner with Oracle, Microsoft, JDA, Motorola and Samsung Network China. eFuture has over 600 employees and 20 branch offices across China.

For more information about eFuture, please visit http://www.e-future.com.cn/.

For investor and media inquiries please contact:

Investor Contact:	Investor Relations (US):
Troe Wen, Company Secretary	Mahmoud Siddig
eFuture Information Technology Inc.	Taylor Rafferty
+86-10-5293-7699	+1 212 889 4350
ir@e-future.com.cn	eFuture@Taylor-Rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim	Jason Marshall
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 212 889 4350
eFuture@Taylor-Rafferty.com	eFuture@Taylor-Rafferty.com